                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      (Amendment No. 5 -- Final Amendment)

                           BA MERCHANT SERVICES, INC.
                                (Name of Issuer)

                           BA MERCHANT SERVICES, INC.
                             BANKAMERICA CORPORATION
                          BAMS ACQUISITION CORPORATION
                       (Name of Persons Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   055239-10-7
                      (CUSIP Number of Class of Securities)

                               Craig E. Gass, Esq.
                                 General Counsel
                           BA Merchant Services, Inc.
                      One South Van Ness Avenue, 5th Floor
                         San Francisco, California 94103
                                 (415) 241-3390
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                 With copies to:

      James W. Kiser, Secretary              Rodney R. Peck, Esq.
      Bank of America National Trust         Pillsbury Madison & Sutro LLP
        and Savings Association              235 Montgomery Street
      555 California Street, 6th Floor       San Francisco, California 94104
      San Francisco, California 94104        (415) 983-1000
      (415) 622-2091

     This statement is filed in connection with (check the appropriate box):

a.  [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
          1933.

c.  [ ]   A tender offer.

d.  [ ]   None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
          $339,236,350                                     $67,847.27
--------------------------------------------------------------------------------

* Represents the aggregate consideration (payable in cash) for the Class A Common Stock of the Issuer. The amount of the filing fee, computed pursuant to Rule 0-11(c)(2) of the Securities Exchange Act of 1934, equals 1/50th of one percent of the cash to be paid to the stockholders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $67,847.27
     Form or Registration No.:  Schedule 14A
     Filing Party:  BA Merchant Services, Inc.
     Date Filed: January 22, 1999, March 4, 1999, March 24, 1999, March 26, 1999 and March 29, 1999

                             INTRODUCTORY STATEMENT

        This Amendment No. 5 is the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement (the "Transaction Statement"), filed jointly on April 28, 1999 by BA Merchant Services, Inc., a Delaware corporation (the "Company"), BankAmerica Corporation, a Delaware corporation ("BankAmerica"), and BAMS Acquisition Corporation, a Delaware corporation ("Acquisition Corp."), and relating to an Agreement and Plan of Merger, dated as of December 22, 1998 (the "Merger Agreement") among the Company, BankAmerica and Acquisition Corp. A copy of the Merger Agreement has been filed by the Company as Annex I to the definitive proxy statement of the Company (the "Proxy Statement") previously filed as Exhibit (d)(1) to this Transaction Statement. All information set forth below should be read in connection with the information contained or incorporated by reference in the Transaction Statement as previously amended. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

        On April 28, 1999, Acquisition Corp. was merged with and into the Company, effective at 5:01 p.m. Pacific Time (the "Effective Time"). The Company was the surviving entity (the "Surviving Corporation"). Each share of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company issued and outstanding immediately prior to the Effective Time of the Merger (except for shares of Common Stock as to which appraisal rights have been perfected) was canceled and converted into the right to receive $20.50 in cash, without interest thereon (the "Merger Consideration"), pursuant to the terms of the Merger Agreement.

        Pursuant to the Merger Agreement, at the Effective Time, all of the shares of Class B Common Stock issued and outstanding (all of which are beneficially owned, directly or indirectly, by BankAmerica) were in the aggregate converted into the right to receive 100 shares of common stock of the Surviving Corporation. Each share of capital stock of Acquisition Corp. issued and outstanding immediately prior to the Effective Time was canceled and extinguished, and no consideration was paid therefor.

        Immediately prior to the Effective Time, BankAmerica directly or indirectly owned approximately 66.6% of the outstanding common stock of the Company. After the Effective Time, BankAmerica indirectly owns 100% of the outstanding common stock of the Surviving Corporation, and the Company has become a wholly owned subsidiary of Bank of America National Trust and Savings Association.

        Upon consummation of the Merger, the Class A Common Stock ceased to be qualified for listing on the New York Stock Exchange and became eligible for termination of registration pursuant to rules and regulations of the Securities Exchange Act of 1934, as amended. The Company intends to file with the Securities and Exchange Commission on April 28, 1999 a Form 15 with respect to the termination of registration of the Class A Common Stock.


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        Item 1 of the Transaction Statement is hereby amended and supplemented as follows:

        (c) Upon consummation of the Merger, the Class A Common Stock ceased to be qualified for listing on the New York Stock Exchange and became eligible for termination of registration pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended. The Company intends to file with the Securities and Exchange Commission on April 28, 1999 a Form 15 with respect to the termination of registration of the Class A Common Stock.

        (f) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 5 of the Transaction Statement is hereby amended and supplemented as follows:

        (a) The Merger was consummated by the filing of the Certificate of Merger with the Secretary of State of the State of Delaware on April 28, 1999, with the Effective Time of 5:01 p.m. (Pacific Time) stated therein.

        (c) At the Effective Time, the members of the Board of Directors of the Surviving Corporation became Sharif M. Bayyari, Christopher A. Callero, Barbara
J. Desoer and James G. Jones.

        (f); (g) On April 28, 1999, after the closing of the Merger and the filing of this Final Amendment to the Transaction Statement, the Company intends to file with the Securities and Exchange Commission a Form 15 with respect to the termination of registration of the Class A Common Stock.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        Item 7 of the Transaction Statement is hereby amended and supplemented as follows:

        (d) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

        Item 10 of the Transaction Statement is hereby amended and supplemented as follows:

        (a)-(b) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 17. MATERIALS TO BE FILED AS EXHIBITS.

        (a)    Not applicable.

        (b)(1) Opinion of Credit Suisse First Boston Corporation. See Annex II to the Proxy Statement.

        (b)(2) A report presented by Credit Suisse First Boston Corporation to the Special Committee of the Board of Directors of the Company, dated December 14, 1998, containing certain financial analyses.*

        (c) Agreement and Plan of Merger, dated as of December 22, 1998, among BA Merchant Services, Inc., BAMS Acquisition Corporation, and BankAmerica Corporation. See Annex I to the Proxy Statement.

        (d)(1) Definitive Proxy Statement, dated March 29, 1999, together with form of Proxy, Letter to Stockholders and Notice of Meeting.*

        (d)(2) Annual Report on Form 10-K of the Company for the year ended December 31, 1997.*

        (d)(3) Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1998.*

        (d)(4) Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1998.*

        (d)(5) Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1998.*

        (d)(6) Annual Report on Form 10-K of the Company for the year ended December 31, 1998.*

        (d)(7) Letter of Transmittal.

        (e) Section 262 of the General Corporation Law of the State of Delaware. See Annex III to the Proxy Statement.

        (f) Not applicable.

-----------------
*       Previously filed.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     BA MERCHANT SERVICES, INC.

                                     By:         /s/ Sharif M. Bayyari
                                        ----------------------------------------
                                          Name:   Sharif M. Bayyari
                                          Title:  President and Chief Executive
                                                  Officer


                                     BANKAMERICA CORPORATION

                                     By:         /s/ Barry L. Pyle
                                        ----------------------------------------
                                          Name:   Barry L. Pyle
                                          Title:  Executive Vice President


                                     BAMS ACQUISITION CORPORATION

                                     By:         /s/ John H. Huffstutler
                                        ----------------------------------------
                                          Name:   John H. Huffstutler
                                          Title:  President


        Dated:  April 28, 1999.

                                  EXHIBIT INDEX

        EXHIBIT
        NUMBER                       EXHIBIT
        (a)                  Not applicable.

        (b)(1)               Opinion of Credit Suisse First Boston Corporation.
                             See Annex II to the Proxy Statement.

        (b)(2)               A report presented by Credit Suisse First Boston
                             Corporation to the Special Committee of the Board of Directors of the Company, dated December 14, 1998, containing certain financial analyses.*

        (c)                  Agreement and Plan of Merger, dated as of December
                             22, 1998, among BA Merchant Services, Inc., BAMS
                             Acquisition Corporation, and BankAmerica
                             Corporation. See Annex I to the Proxy Statement.

        (d)(1)               Definitive Proxy Statement, dated March 29,
                             1999, together with form of Proxy, Letter to Stockholders and Notice of Meeting.*

        (d)(2) Annual Report on Form 10-K of the Company for the year ended December 31, 1997.*

        (d)(3)               Quarterly Report on Form 10-Q of the
                             Company for the quarter ended March 31,
                             1998.*

        (d)(4)               Quarterly Report on Form 10-Q of the
                             Company for the quarter ended June 30,
                             1998.*

        (d)(5)               Quarterly Report on Form 10-Q of the
                             Company for the quarter ended September 30, 1998.*

        (d)(6) Annual Report on Form 10-K of the Company for the year ended December 31, 1998.*

        (d)(7)               Letter of Transmittal.

        (e)                  Section 262 of the General Corporation Law of the
                             State of Delaware. See Annex III to the Proxy
                             Statement.

        (f)                  Not applicable.

-----------------

*  Previously filed.


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